EVERIPEDIA, INC.

Unaudited Financial Statements For The Period Ended December 31, 2015

October 6, 2016



Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
Everipedia, Inc.
Los Angeles, California

I have reviewed the accompanying balance sheet of Everipedia, Inc. as of December 31, 2015, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 6, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

EVERIPEDIA, INC.
BALANCE SHEET
December 31, 2015
_____

ASSETS

		2015
CURRENT ASSETS		
Cash	$	17,769
TOTAL CURRENT ASSETS		17,769
TOTAL ASSETS	$	17,769

LIABILITIES AND STOCKHOLDERS' EQUITY

NON-CURRENT LIABILITIES		
Note Payable	$	155,000
TOTAL NON-CURRENT LIABILITIES		155,000
STOCKHOLDERS' EQUITY		
Common Stock (No par value, 11,038,708 shares authorized and outstanding)		1,000
Retained Earnings (Deficit)		(138,231)
TOTAL STOCKHOLDERS' EQUITY		(137,231)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	17,769

EVERIPEDIA, INC.
INCOME STATEMENT
For the period ended December 31, 2015
_____

	2015
Operating Income	
Sales	$ -
Gross Profit	-
Operating Expense	
Employee Benefits	49,790
Accelerator Costs	35,000
Rent	30,535
Computer & Internet	6,264
Professional Fees	2,448
General & Administrative	2,409
Meals & Entertainment	9,478
Travel	1,460
Bank Charges	847
	138,231
Net Income from Operations	(138,231)
Other Income (Expense)	
Interest Expense	-
Net Income	$ (138,231)

EVERIPEDIA, INC.
STATEMENT OF CASH FLOWS
For the period ended December 31, 2015
_____

	2015
Cash Flows From Operating Activities	
Net Income (Loss) For The Period	$ (138,231)
Net Cash Flows From Operating Activities	(138,231)
Cash Flows From Financing Activities	
Sale of Stock	156,000
Net Cash Flows From Investing Activities	156,000
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	17,769
Cash at End of Period	$ 17,769

EVERIPEDIA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2015

ORGANIZATION AND NATURE OF ACTIVITIES

Everipedia, Inc. ("the Company") produces a web application that functions as an online, modern enecyclopedia and knowelge base. The Company allows edits and additions to the online encyclopedia using innovative editing tools systems designed using a combination of open source and proprietary software.

The Company is planning an equity crowdfund offering to take place during the latter half of 2016 for the purpose of raising operating capital. The Company's ability to continue as a going concern past the end of its next fiscal year may be dependent on the success of management's efforts to raise additional operating capital.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Note Payable

The Company has a note payable in the amount $155,000, with interest payable at the rate of 3% per annum. The note is automatically convertible to equity in connection with a qualified financing event, in the event of default, or at the note holder's option in connection with a sale of the company.

Equity

For the period ended December 31, 2015, the Company issued only one class of equity-common stock with no par value. The Company's management has authorized an incentive stock option plan, but no options were issued in connection with the plan prior to period's end.

Revenue

The Company intends to earn revenue from the sale of advertising on its online encyclopedia website (Everipedia.com). Everipedia.com was still under development as of December 31, 2015, thus the Company earned no revenue associated with the website during 2015.

EVERIPEDIA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

_____

Employee Benefit Expenses

During 2015, the Company reimbursed certain members of management and other key employees for expenses associated with relocation to accept employment with the Company. Everipedia considers these reimbursements to be fringe benefits of employment with the Company and not wages associated with work performed on the Company's behalf.

General and Administrative Expenses

General and Administrative Expenses include business gifts, utilities, janitorial services, and various other office-related expenses.

Federal Income Taxes

The Company recorded a net loss during fiscal year 2015, which it will carry forward to future years. All federal tax carryforwards expire after twenty years. Management has elected not to record a valuation allowance for the deferred tax asset associated with this carryforward due to management's uncertainty that the Company will have the ability to take advantage of the carryforward in the future.

The Company's federal tax filing for fiscal year 2015 will fall within the statutory period of review by the IRS until 2019.

The Company's California state tax filing for fiscal year 2015 will fall within the statutory period of review by the State of California until 2020.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

GOVERNMENT PAYMENTS

At the end of the period, the Company owed no amounts with respect to government payments.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 6, 2016, the date that the financial statements were available to be issued.